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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Sanderson Farms, Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

800013

(Cusip Number)

William R. Sanderson
225 N. 13th Avenue
Laurel, Mississippi 39440
(601) 649-4030

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800013			Page 2 of 8

1.	Name of Reporting Person: William R. Sanderson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 915,380 shares of Common Stock, $1.00 par value per share (“Common Stock”)

		8.	Shared Voting Power: 214,225 shares of Common Stock

		9.	Sole Dispositive Power: 900,479 shares of Common Stock

		10.	Shared Dispositive Power: 214,225 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,129,605 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.7%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 800013	Page 3 of 8

SCHEDULE 13D

Preliminary Statement

This filing by William R. Sanderson (sometimes called the “Reporting Person”) amends his Schedule 13D to report transactions in shares of Sanderson Farms, Inc. common stock as set forth in Item 5. The number of shares reported herein that may be deemed to be beneficially owned by the Reporting Person is given as of the date of this amended Schedule 13D and has been adjusted to reflect the 3-for-2 stock split that Sanderson Farms effected on February 26, 2004 through a 50% stock dividend.

ITEM 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the “Common Stock”), of Sanderson Farms, Inc. a Mississippi corporation (the “Company”), whose principal executive offices are located at 225 N. 13th Avenue, Laurel, Mississippi 39440.

ITEM 2. Identity and Background.

(a)  This statement is filed on behalf of William R. Sanderson.

(b)  Mr. Sanderson’s address is 225 N. 13th Avenue, Laurel, Mississippi 39440.

(c)  Mr. Sanderson is the Director of Marketing for the Company and is a member of the Board of Directors of the Company. The address of the Company is 225 N. 13th Avenue, Laurel, Mississippi 39440.

(d)  During the last five years, Mr. Sanderson has not been convicted in a criminal proceeding (excluding any traffic violations or similar misdemeanors).

(e)  During the last five years, Mr. Sanderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Sanderson is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration.

Not applicable.

ITEM 4. Purpose of Transaction.

On January 21, 1998, Mr. Sanderson was qualified as a co-executor of the estate of his father, Joe Frank Sanderson (the “Estate”), and therefore was deemed to have acquired the beneficial ownership of the Common Stock owned of record by the Estate. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the “Exchange Act”), Mr. Sanderson disclaims the beneficial ownership of those shares of Common Stock. On February 25, 2004, the Estate distributed 1,600,000 shares to its heirs, who include the co-executors.

Mr. Sanderson does not have any plans or proposals that relate to or would result in any of the following actions, except as set forth below in the last paragraph of Item 4:

•	The acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than the distribution of Common Stock held by the Estate to the heirs and legatees under the decedent’s last will (which heirs and legatees are primarily the decedent’s four children who include Mr. Sanderson and Joe F. Sanderson, Jr., the co-executors of the Estate); sales from time to time to the extent required to pay obligations of the Estate, including the existing bank loan described in Item 6; the disposition of shares to diversify the Estate’s holdings; the disposition of shares from time to time to diversify Mr. Sanderson’s holdings; the disposition of shares for civic, religious or charitable purposes; and/or the disposition of shares for family or estate planning purposes;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

CUSIP No. 800013	Page 4 of 8

•	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

•	Any material change in the present capitalization or dividend policy of the Company;

•	Any other material change in the Company’s business or corporate structure;

•	Changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

•	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	Causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

•	Any action similar to any of those enumerated above.

Mr. Sanderson is a director of the Company, as well as a co-executor of the Estate, and, as such, participates in deliberations of the Board of Directors and Executive Committee that could involve actions such as the foregoing from time to time; and in keeping with his fiduciary duty as a co-executor of the Estate, makes proposals or recommendations to the Board of Directors and Executive Committee that could include actions such as the foregoing from time to time.

ITEM 5. Interest in Securities of the Issuer.

(a)  Mr. Sanderson may be deemed to be the beneficial owner of 1,129,605 shares of Common Stock, including options to purchase 5,625 shares that will be exercisable in the next 60 days, representing approximately 5.7% of the shares of Common Stock believed to be outstanding.

(b)  Of the 1,129,605 shares of Common Stock that may be deemed to be beneficially owned by Mr. Sanderson, he is the record owner of 852,653 shares and, as such, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these shares.

Mr. Sanderson is the beneficial owner of 14,901 shares allocated to his account in the Company’s Employee Stock Ownership Plan (“ESOP”) and has the sole power to vote or to direct the vote of these shares. The trustees of the ESOP share the power to dispose or to direct the disposition of these 14,901 shares.

Mr. Sanderson may be deemed to be the beneficial owner of 214,225 shares as the co-executor of the Estate and, as such, shares with Joe F. Sanderson, Jr., the other co-executor, the power to vote or to direct the vote and to dispose or to direct the disposition of these 214,225 shares. The amount reported in Amendment No. 6 to this Schedule 13D as owned by the Estate was 1,742,817. On February 25, 2004, the Estate distributed 1,600,000 shares of Common Stock to its principal beneficiaries as described below in Item 5(c).

CUSIP No. 800013	Page 5 of 8

Mr. Sanderson may be deemed to be the beneficial owner of 42,201 shares that he owns as custodian for his minor children, and he has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these 42,201 shares.

Mr. Sanderson also may be deemed to beneficially own 5,625 shares that are subject to options that will be exercisable in the next 60 days.

Pursuant to Rule 13d-4 under the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of the 214,225 shares owned of record by the Estate, and the 42,201 shares that he owns as custodian for his minor children.

The business address of Joe F. Sanderson, Jr., the other co-executor of the Estate of Joe Frank Sanderson, deceased, is 225 N. 13th Avenue, Laurel, Mississippi 39440. He is the President and Chief Executive Officer of the Company and the Chairman of the Board of Directors of the Company, whose address is the same as Mr. Sanderson’s. During the last five years, Joe F. Sanderson, Jr. has not been (a) convicted in a criminal proceeding (excluding any traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Joe F. Sanderson, Jr. is a citizen of the United States.

(c)  During the past sixty days, Mr. Sanderson has not effected any transactions in the Common Stock of the Company, except as follows: On February 25, 2004, the co-executors of the Estate distributed 400,000 shares to each of the Estate’s four primary beneficiaries, for a total of 1,600,000 shares, pursuant to the Last Will of Joe Frank Sanderson, deceased. The four primary beneficiaries of the Estate are the four children of Joe Frank Sanderson, deceased, one of whom is the Reporting Person. In addition, Mr. Sanderson has exercised options and sold the underlying shares in open market transactions as follows: On January 9, 2004, Mr. Sanderson exercised options to purchase 2,500 shares at $13.00 per share, 5,625 shares at $7.188 per share, and 3,750 shares at $11.10 per share, and sold the shares on that date as follows: 2,500 shares at $39.70 per share, 475 shares at $39.6571 per share, 2,100 shares at $39.7017 per share, and 6,800 shares at $39.5559 per share. On February 25, 2004, Mr. Sanderson exercised options to purchase 1,875 shares at $18.55 per share, and sold those shares in open market transactions on that date as follows: 1,575 shares at $54.82 per share, 200 shares at $54.824 per share, and 100 shares at $55 per share. In addition, Mr. Sanderson sold shares he owned of record in open market transactions as follows: March 9, 2004; 2,000 shares at $36.01 per share; March 10, 2004: 3,500 shares at $36.01 per share; March 11, 2004; 600 shares at $36 per share; March 18, 2004: 29,000 shares at $36.00 per share; and March 19, 2004: 8,900 shares at $36 per share and 20,000 shares at $36.01 per share.

(d)  The Estate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 214,225 shares owned of record by it and reported herein as beneficially owned by Mr. Sanderson, and this interest relates to less than 5% of the class of Common Stock outstanding. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of these shares.

(e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to a Pledge Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings

CUSIP No. 800013	Page 6 of 8

Association (the “Lender”) and the co-executors of the Estate, solely in their capacities as co-executors, the Estate pledged 3,085,000 of its shares of Common Stock to secure its obligations under the Loan Agreement dated as of March 31, 1999 between the Lender and the co-executors, solely in their capacities as co-executors. The Loan Agreement pertains to borrowings of $13,500,000, the proceeds of which were used primarily to pay estate taxes.

On March 6, 2000, the Lender notified the Estate that it was in default under the Loan Agreement because the decline in market value of the Common Stock pledged as collateral for the Loan Agreement had caused the Estate to have insufficient collateral for the loan. Copies of the Loan Agreement and the related Pledge Agreement were filed as exhibits to the Schedule 13D filed by the Reporting Person on December 16, 1999 and are incorporated herein by reference. On March 21, 2000, the Estate paid in full all obligations under the Loan Agreement, using the funds made available under the Credit Agreement described in the following paragraph.

On March 21, 2000, the Estate borrowed $13,500,000 from Harris Trust and Savings Bank and SunTrust Bank (together, the “Banks”) under a Credit Agreement of that date. Copies of the Credit Agreement and each amendment thereto are incorporated herein by reference (see Item 7 below). The entire proceeds were used to pay off the Estate’s loan from Bank of America National Trust and Savings Association. The loan under the Credit Agreement is secured by the Estate’s pledge of all the shares of Common Stock of the Company owned by the Estate. The new loan requires that the ratio of the principal amount of the loan, divided by the market value of the pledged Common Stock, not exceed 60%. In making this calculation, the value of the pledged Common Stock is its market value, except that if the market value is less than $5.00 per share the Common Stock is deemed to have no collateral value. In addition, in making this calculation the principal amount of the loan is reduced by any cash collateral held by the Banks, and also by the principal amount of any guaranty of the loan that the Company may decide to provide to the Banks. The Bank of America loan did not make provision for a guaranty by the Company. If a guaranty is provided by the Company, it will be released at the request of the Estate or the Company if, on the last day of any calendar quarter, the abovementioned ratio is 50% or less. The Estate has agreed to indemnify the Company against any loss from any such guaranty. Upon payment in full of the Banks, the Company would succeed to the Banks’ position as pledgee of the Common Stock, and the shares would secure the Estate’s obligations to the Company.

On March 30, 2001, the Estate entered into a First Amendment to the Credit Agreement and Term Notes between the Estate and the Banks. This amendment, among other things, provides for an extension of the first principal payment date from April 1, 2001 to April 1, 2002, and provides for the addition of certain real estate owned by the Estate as additional security for the loan. Pursuant to this amendment, the principal amount of the loan will be repaid in 16 consecutive quarterly installments beginning April 1, 2002, rather than 20 installments beginning April 1, 2000 as previously provided.

On July 6, 2001, the Estate entered into a Second Amendment to the Credit Agreement and Term Notes between the Estate and the Banks. This amendment, among other things, provides for the release of certain real estate interests owned by the Estate and held by the Banks as security for the Notes. Subsequent to this Amendment, on July 30, 2001, the Estate requested and received a waiver from the Banks allowing the Estate to distribute the Estate’s real estate interests to the beneficiaries of the Estate, which distribution was made on July 30, 2001.

On May 13, 2002, the Estate entered into a Third Amendment to the Credit Agreement and Term Notes between the Estate and the Banks. This Amendment, among other things, provides for the release of 400,000 shares of Sanderson Farms, Inc. as security for the Notes, waives certain financial covenants to allow the distribution of such stock to the primary beneficiaries of the Estate under the will of Joe Frank Sanderson, deceased, removes the requirement that the Estate provide annual audited financial statements to the Banks, and waives the past failure to provide audited financial statements to the Banks.

On January 3, 2002, the co-executors of the Estate entered into a stock purchase agreement, which is incorporated by reference herein (see Item 7, below) with the Company pursuant to which the Company acquired 320,000 shares of Common Stock from the Estate pursuant to the Company’s stock repurchase program, at a price of $20.42 per share.

On September 12, 2003, the Estate obtained a waiver from the minimum net worth requirement contained in the Credit Agreement to the extent necessary to permit the Estate to distribute up to 7,000 shares of the Common Stock of Sanderson Farms, Inc. to its legatees in accordance with the Last Will of Joe Frank Sanderson, deceased.

On November 7, 2003, the Estate entered into a Fourth Amendment to the Credit Agreement between the Estate and the Banks. This amendment increased the aggregate number of shares of Common Stock of Sanderson Farms, Inc. permitted for distribution by the Estate. The Estate also obtained a waiver from the minimum net worth requirement contained in the Credit Agreement to the extent necessary to permit the Estate to distribute up to 400,000 shares of the Common Stock of Sanderson Farms, Inc. to its primary beneficiaries in accordance with the Last Will of Joe Frank Sanderson, deceased.

On February 20, 2004, the Estate entered into a Fifth Amendment to the Credit Agreement between the Estate and the Banks relating to cash collateral requirements provided for in the Credit Agreement.

Description of the contents of any document referred to in this Schedule 13D and filed as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith or is incorporated by reference as an exhibit.

CUSIP No. 800013	Page 7 of 8

ITEM 7. Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION

EXHIBIT 1	Loan Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association and Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased (incorporated by reference to Exhibit 1 to Schedule 13D filed by William R. Sanderson on December 16, 1999).

EXHIBIT 2	Pledge Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association and Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased (incorporated by reference to Exhibit 2 to Schedule 13D filed by William R. Sanderson on December 16, 1999).

EXHIBIT 3	Credit Agreement dated as of March 21, 2000 among Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank and the lenders from time to time party thereto (incorporated by reference to Exhibit 3 to Amendment 1 to Schedule 13D filed by William R. Sanderson on April 11, 2000).

EXHIBIT 4	Pledge Agreement dated as of March 21, 2000 by and between Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank, acting as agent thereunder for the lenders identified therein (incorporated by reference to Exhibit 4 to Amendment 1 to Schedule 13D filed by William R. Sanderson on April 11, 2000).

EXHIBIT 5	First Amendment to Credit Agreement and Term Notes dated March 30, 2001 among Joe Frank Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Frank Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank (incorporated by reference to Exhibit 5 to Amendment 2 to Schedule 13D filed by the Estate of Joe Frank Sanderson on April 18, 2001 with respect to Sanderson Farms, Inc.).

EXHIBIT 6	Second Amendment to Credit Agreement and Term Notes dated July 6, 2001 among Joe Frank Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Frank Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank (incorporated by reference to Exhibit 6 to Amendment No. 4 to Schedule 13D filed by William R. Sanderson on July 11, 2003).

EXHIBIT 7	Stock Purchase Agreement dated January 3, 2002 between Sanderson Farms, Inc. and Joe F. Sanderson, Jr. and William R. Sanderson, as Co-Executors of the Estate of Joe Frank Sanderson and not in their individual capacities (incorporated by reference to Exhibit 7 to Amendment 4 to Schedule 13D filed by the Estate of Joe Frank Sanderson on January 18, 2002 with respect to Sanderson Farms, Inc.).

EXHIBIT 8	Third Amendment to Credit Agreement and Term Notes dated May 10, 2002 among Joe Frank Sanderson, Jr. and William R. Sanderson, not individually but solely as co-executors of the Estate of Joe Frank Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank (incorporated by reference to Exhibit 8 to Amendment No. 5 to Schedule 13D filed by the Estate of Joe Frank Sanderson on May 22, 2002 with respect to Sanderson Farms, Inc.).

EXHIBIT 9	Waiver dated as of September 12, 2003 of Section 7.10 of that certain Credit Agreement dated as of March 21, 2000 among Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank (incorporated by reference to Exhibit 9 to Amendment No. 6 to Schedule 13D filed by the Reporting Person on December 12, 2003).

EXHIBIT 10	Fourth Amendment to Credit Agreement and Waiver dated November 7, 2003 among Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank (incorporated by reference to Exhibit 10 to Amendment No. 6 to Schedule 13D filed by the Reporting Person on December 12, 2003).

EXHIBIT 11	Fifth Amendment to Credit Agreement dated February 20, 2004 among Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank.

CUSIP No. 800013	Page 8 of 8

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William R. Sanderson William R. Sanderson

Dated: March 26, 2004

INDEX TO EXHIBITS

EXHIBIT	DESCRIPTION

EXHIBIT 1	Loan Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association and Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased (incorporated by reference to Exhibit 1 to Schedule 13D filed by William R. Sanderson on December 16, 1999).

EXHIBIT 2	Pledge Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association and Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased (incorporated by reference to Exhibit 2 to Schedule 13D filed by William R. Sanderson on December 16, 1999).

EXHIBIT 3	Credit Agreement dated as of March 21, 2000 among Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank and the lenders from time to time party thereto (incorporated by reference to Exhibit 3 to Amendment 1 to Schedule 13D filed by William R. Sanderson on April 11, 2000).

EXHIBIT 4	Pledge Agreement dated as of March 21, 2000 by and between Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank, acting as agent thereunder for the lenders identified therein (incorporated by reference to Exhibit 4 to Amendment 1 to Schedule 13D filed by William R. Sanderson on April 11, 2000).

EXHIBIT 5	First Amendment to Credit Agreement and Term Notes dated March 30, 2001 among Joe Frank Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Frank Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank (incorporated by reference to Exhibit 5 to Amendment 2 to Schedule 13D filed by the Estate of Joe Frank Sanderson on April 18, 2001 with respect to Sanderson Farms, Inc.).

EXHIBIT 6	Second Amendment to Credit Agreement and Term Notes dated July 6, 2001 among Joe Frank Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Frank Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank (incorporated by reference to Exhibit 6 to Amendment No. 4 to Schedule 13D filed by William R. Sanderson on July 11, 2003).

EXHIBIT 7	Stock Purchase Agreement dated January 3, 2002 between Sanderson Farms, Inc. and Joe F. Sanderson, Jr. and William R. Sanderson, as Co-Executors of the Estate of Joe Frank Sanderson and not in their individual capacities (incorporated by reference to Exhibit 7 to Amendment 4 to Schedule 13D filed by the Estate of Joe Frank Sanderson on January 18, 2002 with respect to Sanderson Farms, Inc.).

EXHIBIT 8	Third Amendment to Credit Agreement and Term Notes dated May 10, 2002 among Joe Frank Sanderson, Jr. and William R. Sanderson, not individually but solely as co-executors of the Estate of Joe Frank Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank (incorporated by reference to Exhibit 8 to Amendment No. 5 to Schedule 13D filed by the Estate of Joe Frank Sanderson on May 22, 2002 with respect to Sanderson Farms, Inc.).

EXHIBIT 9	Waiver dated as of September 12, 2003 of Section 7.10 of that certain Credit Agreement dated as of March 21, 2000 among Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank (incorporated by reference to Exhibit 9 to Amendment No. 6 to Schedule 13D filed by the Reporting Person on December 12, 2003).

EXHIBIT 10	Fourth Amendment to Credit Agreement and Waiver dated November 7, 2003 among Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank (incorporated by reference to Exhibit 10 to Amendment No. 6 to Schedule 13D filed by the Reporting Person on December 12, 2003).

EXHIBIT 11	Fifth Amendment to Credit Agreement dated February 20, 2004 among Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank.